Exhibit 12.1 Computation of Ratio of Earnings to Fixed Charges
	Six Months Ending 6/30/00	1999	1998	1997	1996	1995

Earnings before taxes	$ 93,900	$173,300	$464,400	$104,900	$102,700	$123,500
Add(Deduct)
Fixed Charges	13,000	24,200	31,400	38,200	33,500	31,500
Undistributed earnings of less than 50% owned companies carried at equity	(1,500)	(2,700)	(800)	(500)	(700)	(800)
Earnings available for fixed charges	$ 105,400	$194,800	$495,000	$142,600	$135,500	$154,200

Fixed charges:
Interest, including amounts capitalized	$ 10,500	$ 19,300	$ 26,400	$ 32,900	$ 26,400	$ 24,200
Proportion of rent expense deemed to represent interest factor.	2,500	4,900	5,000	5,300	7,100	7,300
Fixed Charges	$ 13,000	$ 24,200	$ 31,400	$ 38,200	$ 33,500	$ 31,500

Ratio of earnings to fixed charges	8.11	8.05	15.76	3.73	4.04	4.89